SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, February 24, 2011

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Att. Registro Público del Mercado de Valores
Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Events.

Credicorp’s Board of Directors, in its session held on February 23, 2011, agreed unanimously on the following matters that will submit for consideration and approval at the company’s Annual General Meeting of Shareholders, which will be held on March 31, 2011, at 3:00 pm.

1.
Approved the Annual Report of the Company for the financial year ended December 31, 2010 that the Chairman will present at the Annual General Meeting of Shareholders, and the Annual Information Document (DIA – Documento de Información Annual) of Credicorp and its subsidiaries for the year 2010.

2.
Approved the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2010 including the report of the independent auditors Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global in Peru.

3.	Agreed to present for approval of the Annual General Meeting of Shareholders the appointment of Directors for a period of 3 years and their remuneration.

4.
Agreed to recommend the designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young Global in Peru, as the external auditors of the Company for the financial year 2011, and the authorization to approve the auditor’s fees, in accordance with the proposal and recommendation of the Audit Committee.

Furthermore the Board of Directors also agreed unanimously the following:

5.
To pay its shareholders a cash dividend of US$ 184,045,518.15 for a total of 94,382,317 outstanding shares, which is equivalent to US$ 1.95 per share, payable on May 13, 2011 to shareholders of record as of April 19, 2011.The Board of Directors approved the distribution of dividend according to the Bye-laws of the Company and considering a total net income of  US$ 571,302,141.04 attained in the financial year 2010 and retained earnings of US$ 20,565,456.12 that add up US$ 591,867,597.16

In addition, the Board also agreed to transfer the remaining balance after distribution of dividends to special reserves.

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the Company’s Annual Report and consolidated financial statements as of December 31, 2010 together with the external auditor’s opinion, as well as the 2010 Annual Information Document, also approved by the Board.

Sincerely,

/s/   Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative